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                                                                  EXHIBIT 99 (1)

                                 PRESS RELEASE          SMITH [LOGO]
Schlumberger [LOGO]

FOR IMMEDIATE RELEASE: WEDNESDAY, OCTOBER 21, 1998

SCHLUMBERGER AND SMITH INTERNATIONAL ANNOUNCE
DRILLING FLUIDS JOINT VENTURE


New York, October 21-Schlumberger Limited [NYSE:SLB] and Smith International, Inc. [NYSE, PSE: SII] today announced the signing of a memorandum of understanding for the creation of a drilling fluids joint venture. The transaction is expected to close in the first quarter of 1999, and is subject to signing a definitive agreement and to regulatory and Board approvals.


Under the terms of the agreement, Smith will contribute its M-I L.L.C. fluids businesses, including M-I Swaco, and Schlumberger will contribute its drilling fluids business. In addition, Schlumberger will pay Smith $280 million in cash. As a result, Smith and Schlumberger will respectively own 60% and 40% of the venture, which will continue to operate as M-I.


M-I and Schlumberger drilling fluids operations, combined, would have proforma 1998 revenue of approximately $1.3 billion and will be the world leader in drilling and completions fluids products and services.


Schlumberger Vice Chairman Victor Grijalva commented, "This joint venture enhances Schlumberger participation in the Integrated Fluids Engineering process, which improves drilling effficiency and maximizes reservoir performance while lowering total well costs. It also gives us an opportunity to contribute to the growth of the solids control and waste remediation business, broadening our integrated solutions offering."


Loren Carroll, President & CEO of M-I, stated, "We're excited about the opportunities this new venture creates. By aligning ourselves more closely with the wide range of Schlumberger products and technological capabilities, we're able to advance our technology lead in all aspects of fluids management."


Schlumberger is a worldwide leader in technical services with operations in over 100 countries. In 1997, revenue was $10.65 billion.


Smith International, Inc. is a leading supplier of premium products and services to the oil and gas exploration and production industry through its five principal business units - M-I Fluids, M-I Swaco, Smith Bits, Smith Drilling & Completions and Wilson Supply.

                                     # # #
For further information, contact:
---------------------------------


Simone Crook                             John J. Kennedy
Director Investor Relations              Senior Vice President &
& Communications                         Chief Financial Officer
Schlumberger Limited New York            Smith International, Inc.
Phone: (1-212) 350-9432                  Phone: (1-281) 443-3370
Email: crook@new-york.sl.slb.com



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